This document has 31 pages.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02056413

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2002

BELL CANADA INTERNATIONAL INC.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 1200, Montréal, Québec H3B 4Y8, (514) 397-2384
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELL CANADA INTERNATIONAL INC.

Date: August 23, 2002

Name: Graham E. Bagnall
Title: Vice-President and Comptroller

EXHIBIT INDEX

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EXHIBIT 1

5

Q2 Interim Report

for the period ended June 30, 2002

Second Quarter 2002 Interim Management's Discussion & Analysis

This interim management's discussion and analysis of financial condition and results of operations ("Interim MD&A") for the second quarter of 2002 focuses on the results of the operations and financial situation of Bell Canada International Inc. ("BCI" or the "Corporation") and should be read in conjunction with BCI's unaudited consolidated financial statements for such period contained elsewhere herein and with the annual MD&A contained in BCI's Annual Report for 2001.

This Interim MD&A is intended to assist in the understanding and assessment of significant changes and trends, as well as risks and uncertainties, related to the results of operations and financial condition of the Corporation.

Certain sections of this Interim MD&A contain forward-looking statements with respect to the Corporation. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors which could cause actual results to differ materially from current expectations are discussed on pages 11 to 13 under "Risk Factors".

Capitalized terms used herein, and not otherwise defined, have the meanings defined in the annual MD&A contained in BCI's Annual Report for 2001.

Overview

On June 3, 2002, BCI announced the signing of a definitive agreement to sell its interest in Telecom Américas Ltd. ("Telecom Américas") to América Móvil S.A. de C.V. ("América Móvil"). On July 24, 2002, the sale was completed for a total consideration of approximately US$366 million (the "Telecom Américas Disposition"). The terms of the transaction included:

- Payment by América Móvil of approximately US$146 million in cash and a US$220 million non-interest bearing unsecured promissory note due on March 1, 2003 (the "AMX Note"); and

- Release of BCI from approximately US$250 million of guarantees relating to Telecom Américas (i.e. the guarantees of the notes issued by Telecom Américas as part of the consideration to acquire Tess S.A. (the "Tess Notes") and certain indemnification obligations to SBC International, Inc. with respect to ATL-Algar Telecom Leste S.A. ("ATL") guarantees).

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Of the initial proceeds of approximately US$146 million received on July 24, 2002, approximately US$113 million was converted to Canadian dollars at an exchange rate of C$1.5400, and was used to repay in full $174 million outstanding under BCI's senior secured bank credit facility. The credit facility was cancelled as of such date. To protect against adverse currency risk related to the AMX Note, on July 25, 2002, BCI purchased a foreign currency option. This option will ensure that the proceeds of the AMX Note are converted into Canadian dollars at an effective exchange rate (including the cost of the option) of not less than C$1.5280. As a result, on a combined basis, substantially all of the total proceeds from the Telecom Américas Disposition will be converted into Canadian dollars at an average exchange rate of not less than C$1.5320. This is slightly higher than the foreign currency spot rate on June 3, 2002, the date the Telecom Américas Disposition was announced.

On July 17, 2002, BCI obtained a court order from the Ontario Superior Court of Justice (the "Court") for a court-supervised arrangement (the "Plan of Arrangement"), pursuant to which BCI:

- concluded the Telecom Américas Disposition;
- will proceed with the disposition of its remaining assets in an orderly fashion;
- will seek resolution of outstanding claims in order to make final distributions to its stakeholders; and
- following the final distribution to its stakeholders, will proceed to its dissolution.

The Plan of Arrangement was previously approved by shareholders and holders of the $160 million High Yield Notes due September 2004 on July 12, 2002.

The Court has appointed Ernst & Young Inc. as monitor to perform the duties set forth in the Plan of Arrangement. Such duties include providing a recommendation to BCI and the Court on or before August 16, 2002 with respect to the commencement of a process to identify claims against BCI.

Pursuant to the Plan of Arrangement, BCI completed the consolidation of its outstanding common shares from 4,797 million to 40 million on the basis of a ratio of 1 share for approximately 120 shares. BCI's common shares commenced trading on a post-consolidation basis on the Toronto Stock Exchange ("TSX") and NASDAQ on July 22, 2002.

Significant dilution to shareholders was avoided when affiliates of American International Group, Inc. ("AIG") sold their interest in Comunicación Celular – Comcel S.A. ("Comcel") to a wholly owned subsidiary of América Móvil, triggering the termination of the AIG right to put its interest in Comcel to BCI, as well as the automatic cancellation of the secondary warrants issued in connection with BCI's Rights Offering.

Following the announcement of the Telecom Américas Disposition on June 3, 2002, BCI's interest in Telecom Américas was effectively reduced to 34.2% when América Móvil contributed equity to Telecom Américas. As a result, BCI ceased to jointly control Telecom Américas as of such date and accordingly, ceased accounting for Telecom Américas on a proportionate consolidation basis and adopted the cost accounting method for the investment. Hence, financial results for the month of June 2002 reflect BCI's corporate results only.

The table below presents the Corporation's other investments as at June 30, 2002:

Company (Country) [1]	Operations	Equity Interest [2]	Total Subscribers
Canbras Communications Corp. ("Canbras") (Brazil)	Broadband Cable & ISP	76%	204,391
Axtel S.A. de C.V. ("Axtel") (Mexico)	Fixed Wireless	28%	285,653

(1) Excludes BCI's investment in Vésper S.A., Vésper São Paulo S.A. and Vento Ltda. (collectively, the "Véspers"), and Genesis Telecom C.A. ("Genesis"), which have been written off.
(2) Figures represent, as at June 30, 2002, BCI's economic interests in the companies listed. These investments are treated as long-term investments at the lower of carrying value and net realizable value.

Balance Sheet Analysis

The table below summarizes the consolidated balance sheet of the Corporation as at June 30, 2002:

(in thousands of Canadian dollars)	As at June 30, 2002
Current assets	
Cash and cash equivalents	53,884
Investment in Telecom Américas	555,997
Accounts receivable	100
Prepaid expenses and other current assets	676
	610,657
Investments	96,627
Fixed assets, net	313
Deferred charges	1,992
	709,589
Current liabilities	
Bank loan	174,068
Accounts payable and accrued liabilities	42,674
	216,742
Long-term debt	160,000
	376,742
Shareholders' equity	
Stated capital	1,764,714
Contributed surplus	186,846
Deficit	(1,618,713)
	332,847
	709,589

As the Telecom Américas Disposition was only completed following the end of the second quarter, BCI has included its investment in Telecom Américas on its June 30, 2002 balance sheet in Current Assets at its estimated net realizable value, equivalent to the proceeds of US$366 million at the June 30, 2002 foreign exchange rate of C$1.5187. Axtel and Canbras have been presented as long-term Investments at the lower of equity carrying value and estimated net realizable value. In recognition of current financial circumstances, the Investments reflect a $109 million reduction in the carrying value to $97 million. The remaining line items on the balance sheet as at June 30, 2002 reflect BCI's corporate assets and liabilities.

Accounts payable and accrued liabilities of $43 million are primarily comprised of employee-related severance and pension costs which are typical of a company in a wind-down process, advisory and consulting fees, principally related to Telecom Américas and accrued interest on the High Yield Notes. The $174 million owed under BCI's $200 million senior secured credit facility (the "Credit Facility") was fully repaid from the proceeds received on closing of the Telecom Américas Disposition. The $160 million in long-term debt reflects the High Yield Notes due in September 2004; subject to the approval of the Court, and subject to the terms and conditions of the Indenture governing the notes, such notes could be redeemed prior to their stated maturity.

Liquidity and Capital Resources

BCI Corporate

As at June 30, 2002, BCI had $53.9 million of cash and temporary investments at the corporate level. Following the receipt of the proceeds from the Telecom Américas Disposition and the repayment of the Credit Facility on July 24, 2002, this cash balance increased to approximately $100 million. Cash outlays to March 1, 2003 are estimated at approximately $30 to $35 million, including accounts payable, accrued liabilities, net interest and overhead costs. On March 1, 2003, the AMX Note matures. For the last ten months of 2003, cash outlays (including accounts payable, accrued liabilities, net interest and overhead costs) are estimated at approximately $35 million, excluding any amounts that may be required to settle contingent liabilities such as the class action law suit, the Véspers guarantee and the Comcel voice-over internet protocol claim. (Further details are discussed on pages 11 to 13 under "Risk Factors").

BCI Consolidated

The table below summarizes the consolidated cash flows of the Corporation for the three months ended June 30, 2002 and 2001 and for the six months ended June 30, 2002 and 2001:

(in thousands of Canadian dollars)	*Three months ended June 30,*		*Six months ended June 30,*	
	2002	2001 (1)	**2002**	2001 (1)
Cash Flow Data:				
Cash used for continuing operations	**($7,294)**	($20,320)	**($42,843)**	($27,152)
Cash (used for) provided by continuing investing activities	**(472,631)**	280,174	**(517,952)**	399,260
	(479,925)	259,854	**(560,795)**	372,108
Cash provided by (used for) continuing financing activities	**23,629**	(368,120)	**301,179**	(655,330)
Foreign exchange loss on cash held in foreign currencies	**(25,504)** (2)	(19,489) (2)	**(27,567)** (2)	(6,676)
Cash (used for) provided by discontinued operations	**(34,602)**	(117,375)	**(37,137)**	519,139
Net (decrease) increase in cash and cash equivalents	**(516,402)**	(245,130)	**(324,320)**	229,241
Cash and cash equivalents, beginning of period	**570,286**	598,051	**378,204**	123,680
Cash and cash equivalents, end of period	**$53,884**	$352,921	**$53,884**	$352,921

(1) In accordance with generally accepted accounting principles, data for the three months and six months ended June 30, 2001 have been restated to reflect discontinued operations treatment and the change in accounting policy for foreign currency translation.

(2) Reflects foreign exchange losses mainly on U.S. dollar denominated cash held at the Telecom Américas corporate level, due to a devaluation of the U.S. dollar against the Canadian dollar.

Operating activities

Cash used for continuing operations for the quarter ended June 30, 2002 was $13.0 million lower than the same period last year. The decrease was mainly attributable to changes in working capital, partially offset by lower realized foreign exchange gains.

Cash used for continuing operations for the six months ended June 30, 2002 was $42.8 million compared to $27.2 million for 2001, representing an increase of $15.6 million. The increase was mainly attributable to increased interest costs due to higher debt levels at Telecom Américas, as well as changes in working capital, partially offset by higher EBITDA.

Investing activities

Cash used for investing activities for the quarter ended June 30, 2002 was $472.6 million, compared to cash provided by investing activities of $280.2 million for the same period last year. In 2002, $488.9 million reflected reduction of cash and cash equivalents due to the deconsolidation of Telecom Américas. Funds were obtained from the monetization of notes receivable for $53.2 million, of which $17.3 million was used for capital expenditures. In 2001, funds were obtained from the monetization of notes receivable for $340.1 million and the sale of SK Telecom Co. Ltd. ("SK Telecom") shares for $142.3 million, of which $178.9 million of the cash received was used to acquire Tess, and $17.7 million was used for capital expenditures.

Cash used for investing activities for the six months ended June 30, 2002 was $518.0 million, compared to cash provided by investing activities of $399.3 million for the same period last year. In 2002, $488.9 million reflected reduction of cash and cash equivalents due to the deconsolidation of Telecom Américas. Funds were obtained from the monetization of notes receivable for $53.2 million, of which $41.2 million was used for capital expenditures. In 2001, funds were obtained from the monetization of notes receivable for $563.4 million and the sale of SK Telecom shares for $211.7 million, of which $377.5 million of the cash received was used to acquire Tess and additional interests in ATL, Telet S.A. ("Telet") and Americel S.A. ("Americel"), and $22.5 million was used for capital expenditures.

Financing activities
Cash provided by financing activities for the quarter ended June 30, 2002 was $23.6 million compared with cash used in financing activities of $368.1 million for the same period last year. In 2002, funds of $149.1 million were received from Telecom Américas shareholders, $14.0 million was received from long-term borrowings, and $139.7 million was used to pay down the Tess Notes. In 2001, cash was used to repay notes payable of $199.0 million at the BCI corporate level, and short-term debt of $163.6 million at Brazil Mobile operations.

Cash provided by financing activities for the six months ended June 30, 2002 was $301.2 million compared with cash used in financing activities of $655.3 million for the same period last year. In 2002, BCI received net proceeds of approximately $431 million from its Rights Offering, which was used to pay the accrued interest owed to holders of the convertible debentures in the amount of $40.0 million, and reduce outstanding indebtedness under the Credit Facility in the amount of $170.0 million. In addition, financing from long-term borrowings of $244.6 million was obtained at the Telecom Américas corporate level, and $164.1 million in cash was used to pay down the Tess Notes. In 2001, cash was used to repay notes payable of $388.8 million, mainly at the BCI corporate level, and short and long-term debt of $257.1 million at Brazil Mobile operations.

Discontinued Operations
Cash used for discontinued operations for the quarter ended June 30, 2002 was $34.6 million compared to $117.4 million for the same period last year. In 2002, $52.9 million in losses was a result of the deconsolidation of Canbras, Axtel and Genesis, partially offset by $23.0 million in funds obtained from long-term borrowings. In 2001, cash used in discontinued operations was made up of cash operating losses of $72.1, $33.9 million in capital expenditures and $23.5 million to reduce short and long-term borrowings.

Cash used for discontinued operations for the six months ended June 30, 2002 was $37.1 million compared to cash provided by discontinued operations of $519.1 million for the same period last year. In 2002, $68.9 million in losses was a result of the deconsolidation of Canbras, Axtel and Genesis, partially offset by $18.1 million in funds obtained from long-term borrowings and $7.4 million in cash operating earnings. In 2001, cash from the proceeds realized from the sale of BCI's interest in KG Telecommunications Co. Ltd. ("KG Telecom") of $773.1 million, as well as increased financing from long-term borrowings of $208.9 million, was partially offset by cash operating losses of $379.0 million and $124.8 million in capital expenditures.

Performance Overview

Revenues

For the six months ended June 30, 2002, the Corporation's revenues were generated primarily from Brazilian Mobile wireless operations. These revenues consist of service revenues and equipment sales (principally handsets). Service revenues are a function of: (i) the size of the subscriber base; (ii) the monthly fee charged to subscribers for access to the network; (iii) the actual minutes of airtime used by subscribers; and (iv) the airtime charged per minute of usage. Other sources of service revenue include charges for roaming and value-added services (such as voice mail, call waiting, call forwarding and short message services).

Operating Costs

Operating costs are comprised of three components: (i) cost of sales; (ii) selling, general and administrative expenses; and (iii) depreciation and amortization. Cost of sales include the cost of equipment sold, interconnection charges, roaming and other charges. Selling, general and administrative expenses include selling and marketing expenses, and general and corporate expenses. Depreciation and amortization include amortization of licenses and depreciation of the cost of the network.

The table below presents the consolidated operating results of the Corporation for the three months and for the six months ended June 30, 2002 and 2001:

(in thousands of Canadian dollars)	Three months ended June 30,		Six months ended June 30,	
	2002	2001	**2002**	2001
Service Revenue	**$77,654**	$93,206	**$197,620**	$125,780
Equipment Revenue	**17,286**	15,102	**34,019**	19,788
Total Revenues	**94,940**	108,308	**231,639**	145,568
Cost of Service	**(21,310)**	(24,262)	**(52,175)**	(35,059)
Cost of Equipment	**(24,769)**	(25,746)	**(49,297)**	(32,211)
Total Cost of Sales	**(46,079)**	(50,008)	**(101,472)**	(67,270)
SG&A	**(28,672)**	(40,930)	**(69,359)**	(59,517)
EBITDA [1]	**20,189**	17,370	**60,808**	18,781
EBITDA Margin	***21.3%***	*16.0%*	***26.3%***	*12.9%*
Depreciation and amortization	**(29,298)**	(60,336)	**(72,786)**	(81,563)
Foreign exchange loss	**(76,483)**	(28,365)	**(79,186)**	(80,300)
Interest expense	**(45,309)**	(47,526)	**(111,698)**	(68,127)
Gain (loss) on investments	**(338,223)**	1,593	**(336,563)**	(53,059)
Other	***895***	9,423	**(531)**	14,521
Loss before non-controlling interest	**(468,229)**	(107,841)	**(539,956)**	(249,747)
Non-controlling interest	**-**	11,828	**5,274**	11,956
Net loss from continuing operations	**(468,229)**	(96,013)	**(534,682)**	(237,791)
Discontinued operations [2]	**(29,299)**	(6,336)	**643,622**	298,689
Net earnings	**(497,528)**	(102,349)	**108,940**	60,898
Interest on convertible debentures	**-**	(6,982)	**(3,233)**	(13,981)
Net Earnings to Common	**($497,528)**	($109,331)	**$105,707**	$46,917

(1) Consistent with reporting in prior periods, EBITDA means operating earnings (loss) from continuing operations before depreciation and amortization, and is a widely used measure of cash operating earnings before financing charges and income taxes. EBITDA does not have any standardized meaning prescribed by Generally Accepted Accounting Principles ("GAAP").

(2) BCI began accounting for its Asia Mobile and Latin America CLEC segments as disocontinued operations at the end of the first quarter of 2001, and for its Brazil Broadband, Spanish Américas Mobile and Spanish Américas Broadband segments as discontinued operations as at December 31, 2001.

Retroactive Restatement of Prior Period – Foreign Currency Translation

Effective January 1, 2002, the Corporation adopted the amended accounting recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1650, "Foreign Currency Translation" which require that, effective January 1, 2002, all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These changes were applied retroactively with restatement of prior periods.

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Goodwill and Other Intangible Assets

The CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", requires that goodwill and other intangible assets with an indefinite life are no longer amortized to earnings but are subject to an annual impairment test.

The Corporation completed its goodwill impairment test as of January 1, 2002 and determined goodwill relating to its Telecom Américas reporting unit was impaired. In accordance with CICA provisions, $732.4 million was charged to opening deficit.

For the three and six months ending June 30, 2001, goodwill amortization amounted to $22.6 million and $32.7 million, respectively. Prior period earnings have not been restated to reflect the non-amortization of goodwill.

Comparison of Current Results with Results for 2001

The following ownership changes impacted the results for the quarter and on a year to date basis:

- Effective with results for the month of June 2002, BCI ceased proportionate consolidation of Telecom Américas. As a result, operating results of Telecom Américas and all of its operating companies are only included for the first five months of 2002;

- ATL was consolidated at 59% by Telecom Américas for the first month of 2002 and at 100% for the next four months. In 2001, ATL was accounted for using proportionate consolidation at 50% for the first quarter and full consolidation at 59% for the second quarter;

- 100% of Tess was acquired by Telecom Américas at the beginning of the second quarter of 2001; and

- In 2001, Americel and Telet were accounted for using proportionate consolidation at 16% for the first quarter and 33% for the second and third quarters. In the fourth quarter, Telecom Américas increased its ownership in Americel and Telet to 78% and 77%, respectively and started full consolidation accounting. However, the shareholders' equity of both companies was negative at that time and as a result, under GAAP, Telecom Américas has accounted for 100% of the results of operations of each company since such date.

Revenues for the three months ended June 30, 2002 were $94.9 million compared to $108.3 million as reported for 2001, representing a decrease of $13.4 million. The decrease was primarily due to the Corporation reflecting only two months of Telecom Américas operating results in the quarter, compared to three months in 2001 of $34.5 million as well as a 3.2% lower Brazilian *real* translation rate into the Canadian dollar compared to the same period last year of $10.7 million. The decrease in revenues was partially offset by increased ownership of Telecom Américas in the Brazil operating companies of $22.2 million. Excluding the devaluation impact, and eliminating the variances due solely to differences in ownership, revenues would have been $9.6 million favourable ("operational variance"), mainly due to a 23% growth in subscribers to 4.7 million as of May 31, 2002 from 3.8 million as of June 30, 2001.

EBITDA for the three months ended June 30, 2002 were $20.2 million compared to $17.4 million, representing an increase of $2.8 million. The increase in EBITDA was due to a favourable ownership variance of $4.8 million and an operational variance of $8.2 million, partially offset by an unfavourable translation variance of $3.1 million and the exclusion of one months of results in 2002 of $7.1 million. The operational variance was mainly a result of higher revenues and lower general and administrative expenses, resulting in an EBITDA margin of 21% compared to 16% in 2001.

The net loss from continuing operations for the three months ended June 30, 2002 was $468.2 million compared to a loss of $96.0 million in 2001. The increase in the net loss was primarily due to a loss of $339.3 million on the sale of BCI's interest in Telecom Américas, as well as higher foreign exchange losses of $48.1 million on U.S. dollar denominated debt.

The net loss from discontinued operations for the three months ended June 30, 2002 was $29.3 million, $23.0 million unfavourable to the same period last year. The net loss in 2002 was principally comprised of a $108.6 million investment write-down and a reversal of a deferred tax provision related to the sales of Hansol M.Com ("Hansol") and KG Telecom of $79.7 million. The net loss in 2001 included operating losses of $14.9 million from BCI's discontinued operations, which are no longer reflected in its statement of earnings, partially offset by a $8.6 million amortization of deferred gain related to Telecom Américas.

Revenues for the six months ended June 30, 2002 were $231.6 million compared to $145.6 million as reported for 2001, representing an increase of $86.0 million. The increase was primarily due to increased ownership in the Brazil operating companies of $129.9 million, as well as an operational variance of $14.5 million. The increase in revenues was partially offset by the Corporation reflecting only five months of results in 2002, compared to six months in 2001 of $34.5 million, as well as an 8.0% lower Brazilian *real* translation rate into the Canadian dollar compared to the same period last year of $23.7 million. The operational variance was a result of a 23% growth in subscribers.

EBITDA for the six months ended June 30, 2002 were $60.8 million compared to $18.8 million, representing an increase of $42.0 million. The increase in EBITDA was due to an ownership variance of $38.3 million and an operational variance of $17.7 million, partially offset by an unfavourable translation variance of $7.0 million and the exclusion of one months of results in 2002 of $7.1 million. The operational variance reflected significant reductions in general and administrative expenses and the realization of economies of scale resulting from the growth in the subscriber base. The EBITDA margin was 26% in 2002 compared to 13% in 2001.

The net loss from continuing operations for the six months ended June 30, 2002 was $296.9 million unfavourable to the previous year. The increased loss was primarily due to a loss of $339.3 million on the sale of BCI's interest in Telecom Américas, as well as increased interest costs incurred at the Telecom Américas corporate level on the Tess Notes and higher level of borrowing under the Credit Facility. The increase in net loss was partially offset by a loss of $56 million in the first quarter of 2001 on the disposition of SK Telecom shares and the absence of a corresponding loss in 2002.

The net income from discontinued operations for the six months ended June 30, 2002 was $643.6 million, $344.9 million favourable to the same period last year. The net income in 2002 reflected the $683.4 million net gain recognized in the first quarter of 2002 on the Telecom Américas Reorganization transactions, partially offset by a net loss of $29.3 million recorded in the second quarter of 2002 related to write-off of assets and reversals of liabilities. The net income in 2001 included a gain of $502.1 million from the sale of KG Telecom, partially offset by operating losses of $220.6 million from BCI's discontinued operations, which are no longer reflected in its statement of earnings.

Future Direction and Outlook

BCI is operating under a court supervised Plan of Arrangement to dispose of its remaining assets, settle all claims against the company and make a final distribution to its stakeholders.

Subject to the resolution of certain contingent claims against BCI, the proceeds from the Telecom Américas Disposition, together with the anticipated proceeds from the disposition of BCI's remaining assets, Canbras and Axtel, would likely permit BCI to repay its creditors and make a distribution to its shareholders.

The sale process for Canbras is in the preliminary stages. The pace at which this process proceeds will be influenced by the difficult political, economic and financial conditions currently prevailing in Brazil. In particular, the outcome of the upcoming Presidential elections which are scheduled for October and November of 2002 is creating significant uncertainty and has contributed to a significant devaluation in the Brazilian *real* since the second quarter from R$1.86 per Canadian dollar to R$2.18 per Canadian dollar as at July 31, 2002.

Axtel is currently in discussions with a major supplier with respect to the terms of its supply and financing contracts. These discussions are intended to ensure the long-term viability of Axtel both in terms of its financial stability and the continuity of the quality of its network. The outcome of these discussions will have a significant impact on BCI's monetization of its interest in Axtel.

The timing of the asset dispositions is difficult to determine under current market conditions. It is possible that prior to completing these dispositions BCI will make modest incremental investments in Axtel or Canbras if the value proposition is compelling. Any decision BCI takes toward further equity injections in Canbras and Axtel will be subject to the monitor's review and Court approval.

In light of these uncertainties, it is not possible to determine the date by which BCI will be in a position to make a final distribution to stakeholders. However, BCI estimates such process could take up to 12 to 18 months.

Risk Factors

Liquidity – the Corporation

Subject to the resolution of certain contingent claims against BCI, the proceeds from the Telecom Américas Disposition, together with the anticipated proceeds from the disposition of BCI's remaining assets, Canbras and Axtel, would likely permit BCI to repay its creditors and make a distribution to its shareholders. As of the date hereof, all

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elements of the Recapitalization Plan have been completed and the Credit Facility was repaid in full from the proceeds of the Telecom Américas Disposition. As a result, BCI has $160 million principal amount of High Yield Notes due September 2004 outstanding, and the following principal contingent liabilities:

- Approximately US$32 million of guarantees provided in respect of the Véspers;
- Class action lawsuit, filed by certain former holders of BCI's convertible unsecured subordinated debentures, seeking damages from BCI and its directors, BCE Inc. ("BCE") and BMO Nesbitt Burns, Inc. ("Nesbitt Burns") up to an amount of $250 million plus punitive damages and other amounts totalling $35 million in connection with the settlement of the debentures through the issuance of common shares;
- Indemnification obligation to Comcel for certain amounts, to the extent Comcel is required to pay damages as a result of litigation in respect of the provision of long distance services through voice-over internet protocol; and
- Threatened litigation by an institutional investor which formerly held 6.50% debentures and 6.75% debentures. The Corporation is unable to ascertain the ultimate amount of monetary liability or financial impact of this matter.

The Corporation's ability to realize the estimated net realizable value from asset sales remains dependant on many factors outside of management's control, such as the economic, political and monetary situations specific to each of the countries where BCI's investments are located, as well as the status of BCI's relationship with its partners in these investments.

There can be no assurance that BCI will be able to realize the estimated net realizable value of Canbras and Axtel. In addition, although América Móvil is currently rated Baa1 by Moody's and BBB- by Standard & Poor's, and the AMX Note has been guaranteed by América Móvil's principal operating subsidiary, Radiomóvil Dipsa, S.A. de C.V. ("Telcel"), there can be no assurance that BCI will collect the full amount of proceeds from the AMX Note due on March 1, 2003.

Litigation

On April 29, 2002, BCI announced that a lawsuit had been filed with the Ontario Superior Court of Justice by certain holders of BCI's convertible unsecured subordinated debentures. The plaintiffs are seeking the Court's approval to proceed by way of class action on behalf of all holders of the debentures on December 3, 2001. The plaintiffs seek damages from BCI and its directors, BCE and Nesbitt Burns up to an amount of $250 million plus punitive damages and other amounts totaling $35 million in connection with the settlement, on February 15, 2002, of the debentures through the issuance of common shares, in accordance with BCI's Recapitalization Plan. BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions to vigorously defend its position. In the event that BCI is not successful in its defense of the class-action lawsuit, BCI's insurers have indicated that this claim will not be covered by BCI's existing insurance policies. BCI has reserved its rights with respect to such determination.

/ 7

Separately, an institutional holder of BCI's convertible unsecured subordinated debentures has threatened to institute legal proceedings against BCI, claiming that the Recapitalization Plan results in inequitable treatment of debenture holders as compared with the holders of common shares. BCI believes the allegations are without merit. In the event that litigation is commenced, BCI intends to take all appropriate actions to vigorously defend its position.

Pursuant to the Reorganization, which included the transfer of Comcel from Telecom Américas to América Móvil or its affiliates, BCI agreed to indemnify Comcel for certain amounts (the details of which are set out below) to the extent Comcel is required to pay damages as a result of litigation in respect of the provision by Comcel, between December 1998 and September 1999, of long distance services through voice-over internet protocol. BCI has agreed (i) that BCI shall indemnify Comcel for the initial US$5 million of damages; (ii) Comcel shall be responsible for damages in excess of US$5 million up to and including US$7.5 million; and (iii) BCI shall indemnify Comcel for any damages in excess of US$7.5 million. Comcel is currently involved in litigation involving claims of approximately US$70 million. While Comcel's Colombian counsel believes the damage allegations will be subject to defenses on the merits and that substantially all of the claims lack a sufficient evidentiary basis, there can be no assurance that Comcel will be successful in its defense.

Stock Exchange Delisting

The Corporation received a NASDAQ staff determination on May 17, 2002, indicating that BCI failed to comply with share price listing requirements, and that its common shares are, therefore, subject to delisting from the NASDAQ National Market. BCI has appeared before a NASDAQ Listing Qualifications Panel to review the staff determination. The delisting of BCI's common shares will be stayed pending the Panel's decision. There can be no assurance that the Panel will grant BCI's request for continued listing.

The TSX has indicated to the Corporation that it will not suspend trading in the common shares. However, the TSX intends to monitor the Corporation on an ongoing basis and will determine whether to suspend trading on the common shares if either the Corporation does not meet continued listing requirements or if the continued listing of the Corporation adversely affects the quality of the TSX market.

Other Risk Factors

Other risk factors include, without limitation: triggering an event of default as a result of a change of control, currency exposures, risks associated with conducting business in Latin America, BCI's history of losses, BCI's investment companies' ability to meet their debt covenants, BCI's investment companies' substantial leverage and ability to service debt, BCI's holding company structure, the dependence on local economies and inflation, BCI's control by BCE, BCI's share price volatility, license restrictions and regulations, technological risks, and radio frequency emissions concerns. For a more complete description of the risk factors, please refer to the Annual Information Form filed with the Canadian Securities Commissions and the U.S. Securities and Exchange Commission.

Consolidated Statements of Earnings (Unaudited)

(In thousands of Canadian dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
		Restated (Note 1)		Restated (Note 1)
Revenues	$ 94,940	$ 108,308	$ 231,639	$ 145,568
Cost of sales	46,079	50,008	101,472	67,270
Selling, general and administrative expenses	28,672	40,930	69,359	59,517
Depreciation and amortization	29,298	60,336	72,786	81,563
Operating loss from continuing operations	(9,109)	(42,966)	(11,978)	(62,782)
Foreign exchange loss	(76,483)	(28,365)	(79,186)	(80,300)
Interest expense	(45,309)	(47,526)	(111,698)	(68,127)
Gain (loss) on investments	(338,223)	1,593	(336,563)	(53,059)
Other	895	9,423	(531)	14,521
Earnings (loss) from continuing operations before non-controlling interest	(468,229)	(107,841)	(539,956)	(249,747)
Non-controlling interest	-	11,828	5,274	11,956
Net loss from continuing operations	(468,229)	(96,013)	(534,682)	(237,791)
Discontinued operations (Note 5)	(29,299)	(6,336)	643,622	298,689
Net earnings (loss)	(497,528)	(102,349)	108,940	60,898
Interest on convertible debentures	-	(6,982)	(3,233)	(13,981)
Net earnings (loss) applicable to common shares	$ (497,528)	$ (109,331)	$ 105,707	$ 46,917
Earnings (loss) per common share - basic and diluted (Note 6)	$ (12.44)	$ (165.90)	$ 3.50	$ 71.19

Consolidated Statements of Deficit (Unaudited)

(In thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
		Restated (Note 1)		Restated (Note 1)
Deficit, beginning of period, as previously reported	$ (388,754)	$ (493,150)	$ (870,241)	$ (506,669)
Cumulative effect on prior years of change in accounting policy for foreign currency translation (Note 1)	-	-	(112,748)	(142,729)
Deficit, beginning of period, as restated	(388,754)	(493,150)	(982,989)	(649,398)
Transitional goodwill impairment (Note 2)	(732,431)	-	(732,431)	-
Net earnings (loss)	(497,528)	(102,349)	108,940	60,898
Interest on convertible debentures	-	(6,982)	(3,233)	(13,981)
Share issue costs	-	-	(9,000)	-
Deficit, end of period	$(1,618,713)	$ (602,481)	$(1,618,713)	$(602,481)

Consolidated Balance Sheets

(In thousands of Canadian dollars)

	Unaudited As at June 30, 2002	As at December 31, 2001
		Restated (Note 1)
Current assets		
Cash and cash equivalents	$ 53,884	$ 378,204
Investment (Note 3)	555,997	-
Notes receivable	-	42,361
Accounts receivable	100	162,578
Inventory	-	65,192
Prepaid expenses and other current assets	676	28,522
	610,657	676,857
Investments (Note 3)	96,627	-
Fixed assets, net	313	1,185,460
Licenses, net	-	1,246,233
Deferred charges	1,992	87,863
Goodwill	-	1,449,129
Other assets	-	109,241
	$ 709,589	$ 4,754,783
Current liabilities		
Short-term loan facilities (Note 4)	$ 174,068	$ 931,728
Notes payable	-	145,510
Accounts payable and accrued liabilities	42,674	381,228
Long-term debt due within one year	-	661,953
	216,742	2,120,419
Long-term debt	160,000	1,539,300
Other long-term liabilities	-	84,640
Deferred income	-	493,776
Future income taxes (Note 5)	-	79,733
	376,742	4,317,868
Non-controlling interest	-	98,397
Commitments and contingencies (Note 7)		
Shareholders' equity		
Convertible debentures	-	436,826
Put option	-	174,288
Stated capital (Note 6)	1,764,714	846,101
Contributed surplus (Note 6)	186,846	-
Deficit	(1,618,713)	(982,989)
Foreign currency translation adjustment	-	(135,708)
	332,847	338,518
	$ 709,589	$ 4,754,783

Consolidated Statements of Cash Flows (Unaudited)

(In thousands of Canadian dollars)

	Three months ended June 30, 2002	Three months ended June 30, 2001 Restated (Note 1)	Six months ended June 30, 2002	Six months ended June 30, 2001 Restated (Note 1)
Operations				
Net loss from continuing operations	**$ (468,229)**	$ (96,013)	**$ (534,682)**	$ (237,791)
Items not affecting cash				
(Gain) loss on investments	**338,223**	(1,593)	**336,563**	53,059
Depreciation and amortization	**29,298**	60,336	**72,786**	81,563
Non-controlling interest	**-**	(11,828)	**(5,274)**	(11,956)
Unrealized losses on foreign exchange	**79,564**	49,959	**82,408**	77,201
Accreted interest on long-term debt	**14,402**	12,373	**31,615**	16,741
Amortization of discount on notes	**2,218**	4,931	**7,039**	4,931
Changes in working capital items	**(2,770)**	(38,485)	**(33,298)**	(10,900)
Cash used for continuing operations	**(7,294)**	(20,320)	**(42,843)**	(27,152)
Investing activities				
Notes receivable	**52,677**	340,066	**35,413**	563,396
Capital expenditures	**(17,282)**	(17,742)	**(41,189)**	(22,473)
Other long-term assets	**(564)**	(5,555)	**(2,440)**	24,144
Proceeds from sale of temporary investments	**-**	142,272	**-**	211,718
Reduction in cash and cash equivalents due to deconsolidation of Telecom Américas Ltd.	**(488,867)**	-	**(488,867)**	-
Acquisition of subsidiaries and joint venture investees (net of cash)	**(18,595)**	(178,867)	**(20,869)**	(377,525)
Cash (used for) provided by continuing investing activities	**(472,631)**	280,174	**(517,952)**	399,260
Financing activities				
Short-term loan facilities	**(353)**	(163,566)	**(174,435)**	(152,721)
Increase (decrease) in notes payable	**149,099**	(198,999)	**121,351**	(388,762)
Addition of long-term debt	**45,794**	26,002	**177,452**	42,039
Reduction of long-term debt	**(171,489)**	(35,534)	**(220,887)**	(146,389)
Issuance of common shares	**-**	-	**440,242**	565
Share issue costs	**-**	-	**(9,000)**	-
Interest paid on convertible debentures	**-**	-	**(40,060)**	(8,438)
Other long-term liabilities	**578**	3,977	**6,516**	11,510
Amounts distributed to non-controlling interests	**-**	-	**-**	(13,134)
Cash provided by (used for) continuing financing activities	**23,629**	(368,120)	**301,179**	(655,330)
Foreign exchange loss on cash held in foreign currencies	**(25,504)**	(19,489)	**(27,567)**	(6,676)
Cash (used for) provided by discontinued operations (Note 5)	**(34,602)**	(117,375)	**(37,137)**	519,139
Net (decrease) increase in cash and cash equivalents	**(516,402)**	(245,130)	**(324,320)**	229,241
Cash and cash equivalents, beginning of period	**570,286**	598,051	**378,204**	123,680
Cash and cash equivalents, end of period	**$ 53,884**	$ 352,921	**$ 53,884**	$ 352,921

See Note 8 for supplementary cash flow information

(All tabular amounts are in thousands of Canadian dollars)

1. Basis of Presentation

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2001 as set out on pages 14 to 48 of Bell Canada International Inc.'s ("BCI" or the "Corporation") 2001 Annual Report, prepared in accordance with generally accepted accounting principles in Canada ("GAAP"). The interim consolidated financial statements should also be read in conjunction with the Corporation's Notice of Special Meeting of Shareholders and Management Proxy Circular (the "Circular") dated June 10, 2002.

Capitalized terms used herein, and not otherwise defined, have the meanings defined in the 2001 Annual Report and the Circular.

PLAN OF ARRANGEMENT

On July 12, 2002 the Shareholders and Noteholders of BCI approved a Plan of Arrangement under the CBCA. Court approval for the Plan of Arrangement was received on July 17, 2002.

The principal elements of the Plan of Arrangement are as follows:

- Performance by BCI of all its obligations pursuant to the Share Purchase Agreement to effect the Telecom Américas Disposition (see Note 3);
- A Share Consolidation such that following the consolidation, BCI would have 40 million shares outstanding;
- With the assistance of an appointed Monitor and under the supervision of the Court, BCI's continued management of its remaining assets for purposes of disposing of such assets in an orderly manner;
- BCI's development, with the assistance of the Monitor, of recommendations to the Court with respect to the identification of claims against BCI and a process for adjudicating and determining such claims;
- Following the disposition of all the assets of BCI and the determination and adjudication of all claims against BCI, proceed to the liquidation of BCI and the final distribution to BCI's creditors and stakeholders with the assistance of the Monitor and the approval of the Court; and
- Following the liquidation of BCI and the final distribution to BCI's creditors and stakeholders, the dissolution of BCI.

BASIS OF PRESENTATION OF INVESTMENTS

As a result of the adoption of the Plan of Arrangement, the operations of the Corporation are limited to the execution of the Plan of Arrangement. Accordingly, these financial statements have been prepared on a basis, which in the opinion of management provides useful and relevant information to the BCI Stakeholders.

The consolidated statements of earnings and cash flows for the three and six months ended June 30, 2002 have been prepared on a basis consistent with the annual financial statements. However, pursuant to the announced disposition of its interest in Telecom Américas which closed on July 24, 2002, BCI's investment in Telecom Américas, as of June 30, 2002, was reduced to net realizable value on the consolidated balance sheet. The consolidated balance sheet at June 30, 2002 also reflects BCI's discontinued operations (consisting of its 75.6% interest in Canbras, and its 27.7% interest in Axtel) and its 29.5% interest in Genesis) as long-term investments recorded at the lower of carrying value and net realizable value.

(All tabular amounts are in thousands of Canadian dollars) ·

1. Basis of Presentation (cont'd)

As of July 1, 2002, the consolidated statements of earnings and cash flows will reflect only the activities of BCI as a holding company.

BCI RECAPITALIZATION

On February 15, 2002, BCI completed a substantial portion of a Recapitalization Plan to enable the Corporation to meet its then short-term funding obligations and avoid the acceleration of other indebtedness. The Recapitalization Plan included the following:

- A Rights Offering to holders of its common shares for gross proceeds of approximately $440 million;
- Settlement of obligations totaling approximately $478 million by the issuance of BCI common shares. These obligations included principal in the amount of $400 million owing under the Corporation's convertible unsecured subordinated debentures and principal and interest in the amount of $78 million owing to BCE Inc. ("BCE") pursuant to a convertible loan;
- The intention to settle the Put Option by the issuance of BCI common shares upon receipt of the put exercise notice (see Note 6);
- The amendment and restatement of BCI's existing credit facility (the "Credit Facility") on March 8, 2002 in the reduced amount of $230 million but with an extended maturity to March 8, 2003.

Proceeds of the Rights Offering were used to pay the accrued interest owed to holders of the convertible debentures in the amount of approximately $40 million and reduce outstanding indebtedness under the Credit Facility by an amount of approximately $170 million. Approximately $150 million was used to fund BCI's equity commitments to Telecom Américas, of which $120 million was used to fund a portion of the first payment due April 9, 2002 under the promissory notes issued in connection with the Tess acquisition (the "Tess Notes"). The remaining proceeds were used for general corporate and investment purposes.

2. Significant accounting policies

In the opinion of the management of BCI, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements except as described in Note 1 and as noted below. The unaudited interim consolidated financial statements contain all adjustments necessary for a fair presentation of the financial position as at June 30, 2002 and the results of operations and cash flows for the three and six months ended June 30, 2002 and 2001, respectively.

For a description of the Corporation's significant accounting policies, refer to BCI's financial statements for the year ended December 31, 2001.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NEW ACCOUNTING POLICIES

Effective January 1, 2002, the Corporation adopted the following new accounting recommendations of the Canadian Institute of Chartered Accountants (the "CICA"):

Handbook Sections 1581, "Business Combinations", and 3062, "Goodwill and Other Intangible Assets": These recommendations require that all business combinations be accounted for using the purchase

(All tabular amounts are in thousands of Canadian dollars)

2. Significant accounting policies (cont'd)

method. In addition, goodwill and intangible assets with an indefinite life are no longer amortized to earnings but are subject to an annual impairment test.

The Corporation completed its goodwill impairment test as of January 1, 2002 and determined goodwill relating to its Telecom Américas reporting unit was impaired. In accordance with the transitional provisions of Section 3062, $732,431,000 was charged to opening deficit.

For the three and six months ended June 30, 2001, goodwill amortization amounted to $22,602,000 and $32,717,000, respectively. In accordance with the provisions of Section 3062, prior period net earnings have not been restated to reflect the non-amortization of goodwill.

Handbook Section 1650, "Foreign Currency Translation": The amended recommendations require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. As a result of this change in accounting policy, opening deficit at January 1, 2002 increased by $112,748,000, deferred charges decreased by $112,071,000, non-controlling interest decreased by $677,000 and net earnings for the three and six months ended June 30, 2001 increased by $2,799,000 and decreased by $45,742,000 respectively.

Handbook Section 3870, Stock-based Compensation and other Stock-based Payments: These recommendations establish standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services. The standard requires that compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value, and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. This Section applies to awards granted by the Company on or after January 1, 2002.

The Corporation, as permitted by Handbook Section 3870, has chosen to continue to account for stock-based employee compensation using the intrinsic value method. Accordingly, compensation cost for common share options is measured as the excess, if any, of the quoted market price of the Corporation's common shares at the date of grant over the amount an employee must pay to acquire the common shares. There have been no grants of stock options on or after January 1, 2002.

3. Investments

Investments are comprised of the Corporation's investment in Telecom Américas and its investments in Axtel, and Canbras and Genesis.

The Corporation's 42% sold its interest in Telecom Américas was sold on July 24, 2002. As at June 30, 2002 the Corporation recorded a $339,327,000 write-down of its investment in Telecom Américas to net realizable value.

The carrying value of the Corporation's investments in Axtel, and Canbras and Genesis are recorded at the lower of equity carrying value and net realizable value. As at June 30, 2002, the Corporation recorded a write-down in the amount of $108,601,000, included in discontinued operations. (see Note 5)

The Corporation's ability to realize the estimated net realizable value of each of its investments remains dependent on many factors outside of management's control, such as the economic and political conditions.

(All tabular amounts are in thousands of Canadian dollars)

3. Investments (cont'd)

TELECOM AMÉRICAS' DISPOSITION

Pursuant to a Share Purchase Agreement entered into on May 31, 2002 announced on June 3, 2002, BCI sold its investment in Telecom Américas on July 24, 2002 to its joint venture partner, América Móvil, for approximately US$366 million.

Under the terms of the agreement, BCI's interest in Telecom Américas was effectively reduced to 34.2% at May 31on June 3, 2002, upon the contribution of equity to Telecom Américas by América Móvil. As a result, BCI ceased to jointly control Telecom Américas and accordingly, as at May 31, 2002 commencing with financial results for the month of June, ceased to account for its investment in Telecom Américas using the proportionate consolidation method and accounted for the investment at the lower of the equity carrying value and net realizable value.

The principal terms of the Telecom Américas Disposition were as follows:

- On the Closing Date, July 24, 2002, América Móvil satisfied the purchase price with a cash payment in an amount of approximately US$146 million and, through a subsidiary, issued a US$220 million non-interest bearing unsecured promissory note due March 1, 2003 (the "AMX Note"). The AMX Note is guaranteed by América Móvil and its principal operating subsidiary, Radio-móvil Dipsa, S.A. de C.V. (Telcel); and
- BCI was released, effective as of the Closing Date, from its obligations under the Tess Notes Guarantee and the ATL Guarantee in the aggregate amount of approximately US$250 million.

INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURE INVESTEES

During the six months ended June 30, 2002, the Corporation indirectly acquired or increased its effective economic interest in certain companies and divested others. Each acquisition was accounted for using the purchase method.

a) On February 8, 2002, BCI concluded a reorganization (the "Reorganization") of Telecom Américas Ltd. ("Telecom Américas") with its partners America Móvil S.A. de C.V. ("América Móvil") and SBC International Inc. ("SBC"). This resulted in Telecom Américas becoming a company focused exclusively on the provision of mobile wireless services in Brazil with reduced consolidated indebtedness.

The Reorganization included the following transactions:

- Telecom Américas transferred its 77.1% indirect interest in Comcel to América Móvil;
- América Móvil transfered cash of US$80,000,000 and transferred its 41% indirect interest in ATL to Telecom Américas;
- Telecom Américas distributed its 75.6% indirect interest in Canbras to BCI;
- Telecom Américas distributed its 59.1% interest in Genesis equally to BCI and América Móvil; and
- Telecom Américas distributed its 60% indirect interest in Techtel to América Móvil

As a result of the Reorganization, BCI recorded a net gain of $683,460,000 (see note 5), which is included in discontinued operations, and additional goodwill of $262,957,000 resulting from the Corporation's increased interest in ATL.

(All tabular amounts are in thousands of Canadian dollars)

3. Investments (cont'd)

b) On March 6, 2002, Telecom Américas acquired an additional 0.74% economic interest in Americel for cash consideration of US$3,446,000. As a result of this transaction, BCI acquired an effective 0.31% economic interest in Americel for $2,274,000 (US$1,436,000) resulting in an increase in its effective economic interest from 31.95% to 32.26%.

c) In April 2002, the Corporation acquired an additional 0.34% economic interest in Telecom Américas for cash consideration of $120,503,000 (US$75,593,000) and loan conversions of $89,693,000 (US$56,418,000) resulting in additional goodwill of $9,122,000.

d) On April 19, 2002, Telecom Américas completed a transaction whereby a private investor purchased US$300 million of non-redeemable convertible preferred shares of Telecom Américas. The proceeds were used to repay debt. If converted, BCI's interest in Telecom Américas would decline by approximately three percentage points.

4. Credit Facility

Prior to entering into the Share Purchase Agreement relating to the Telecom Américas Disposition, BCI sought and obtained the Lenders' Consent, which was required pursuant to the terms of the Credit Facility. Pursuant to the Lenders' Consent, BCI and the Secured Lenders agreed, among other things, (i) to reduce, effective May 31, 2002, the principal amount of the Credit Facility from $230 million to $200 million, (ii) to advance the maturity date from March 8, 2003 to August 9, 2002 and (iii) that BCI will would repay all outstanding indebtedness under the Amended and Restated Credit Facility as of the Closing Date of the Telecom Américas Disposition.

5. Discontinued operations

Spanish Americas Mobile, Spanish Americas Broadband and Brazil Broadband

Effective December 31, 2001, the Corporation adopted a formal plan of disposal for all its operations in the Spanish Americas Mobile (Comcel), Spanish Americas Broadband (Techtel and Genesis) and Brazil Broadband (Canbras) business segments. Effective February 8, 2002, Comcel was disposed of at management's best estimate of fair value and Genesis and Techtel were written-down to fair value as part of the Reorganization (see note 3a). Regulatory approval for the distribution of Techtel was received during May, 2002, accordingly it was distributed in accordance with the Reorganization.

Asia Mobile

On February 23, 2001, the Corporation sold its 20% economic interest in KG Telecommunications Co. Ltd. ("KG Telecom"), its remaining operation in its Asia Mobile business segment.

Latin America CLEC

Effective March 31, 2001, the Corporation adopted a formal plan of disposal for all of its operations included in its Latin America CLEC business segment which was comprised at the time of Axtel as well as Vésper S.A., Vésper São Paulo S.A. and Vento Ltda. (collectively the "Vespers"). On September 30, 2001, the Corporation wrote-off its investment in the Vespers.

(All tabular amounts are in thousands of Canadian dollars)

5. Discontinued operations (cont'd)

Net earnings (loss) from discontinued operations are as follows:

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Revenues applicable to discontinued operations, excluded from consolidated revenues	$ -	$ 54,794	$ -	$ 158,972
Net operating earnings (loss) from discontinued operations, net of tax:	-	(14,889)	-	(220,557)
Gain on sale of investment in KG Telecom, (net of applicable income taxes of $44,522,000)	-	-	-	502,140
Amortization of deferred gain	-	8,553	-	17,106
Net gain on Reorganization (Note 3)	**10,539**	-	**683,460**	-
Loss on write-down of investments (Note 3)	**(108,601)**	-	**(108,601)**	-
Loss on write-off of put option (Note 6)	**(15,898)**	-	**(15,898)**	-
Reversal of future income tax liabilities (a)	**79,733**	-	**79,733**	-
Other	**4,928**	-	**4,928**	-
Net earnings (loss) from discontinued operations	**$ (29,299)**	$ (6,336)	**$ 643,622**	$ 298,689

(a) In light of recent financial developments, management believes that it is no longer necessary to maintain a provision for future income taxes of $79,733,000, originally recorded on the disposition of companies which have since been treated as discontinued operations.

Amounts related to the discontinued operations included in the consolidated balance sheet as at December 31, 2001 are as follows:

Current assets	$ 133,774
Fixed assets, net	524,709
Licenses, net	230,060
Goodwill	175,987
Other assets	137,729
Total assets	$ 1,202,259
Current liabilities	293,455
Long-term debt	579,421
Deferred income	423,497
Total liabilities	1,296,373
Non-Controlling interest	48,714
Net assets (liabilities)	$ (142,828)

Cash flows from discontinued operations are as follows:

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Operating activities	**$ (6,380)**	$ (72,125)	**$ 7,357**	$ (379,039)
Investing activities	**(50,596)**	(25,211)	**(61,567)**	696,696
Financing activities	**23,402**	(18,446)	**18,062**	203,999
Foreign exchange gain (loss) on cash held in foreign currencies	**(1,028)**	(1,593)	**(989)**	(2,517)
Cash flows (used for) from discontinued operations	**$ (34,602)**	$ (117,375)	**$ (37,137)**	$ 519,139

(All tabular amounts are in thousands of Canadian dollars)

6. Stated capital

A) CHANGES IN COMMON SHARES, ON A PRE--SHARE CONSOLIDATION BASIS, FOR THE SIX MONTHS ENDED JUNE 30, 2002 ARE AS FOLLOWS:

	Number of shares	Stated capital
Balance, December 31, 2001	79,023,413	$ 846,101
Issuance of shares - Rights offering	2,988,986,201	440,242
Issuance of shares – Convertible debentures	1,457,938,474	400,000
Issuance of shares - BCE Convertible loan	271,365,570	78,371
Balance, June 30, 2002	4,797,313,658	$1,764,714

On January 11, 2002, BCI closed a Rights Offering of units for cash proceeds of $440,241,800. Each unit, priced at $100 per unit consisted of a deposit receipt, a principal warrant and a non-transferable secondary warrant.

On February 15, 2002, 2,988,986,201 common shares were issued upon the automatic exercise of the principal warrants at a price of $0.147288 per share.

Each non-transferable secondary warrant entitled the holder to acquire a certain number of additional common shares, for no additional consideration, only upon the issuance of common shares to an unrelated financial investors (affiliates of American International Group, Inc. "AIG") in connection with the exercise of the Put Option and only if the price per common share issued by BCI to AIG was less than the current market price used in determining the number of common shares issuable in connection with the principal warrants.

On July 12, 2002, the Corporation received notice from American International Underwriters Overseas, Ltd. and American International Reinsurance Company, Ltd. (collectively the "Holders") that the Holders sold their indirect interest in Comcel to a wholly owned subsidiary of América Móvil. Accordingly, the Holders' right to put this interest in Comcel to BCI pursuant to a December 10, 1998 Put Option Agreement has terminated pursuant to its terms. As a result, no BCI common shares will be issued to the Holders, and the secondary warrants automatically expired. Furthermore, the deferred asset recorded in the amount of $15,898,000 in connection with the expected receipt of Comcel shares upon the exercise of the Put Option has been written off and is included in net earnings from discontinued operations.

In addition, the accreted value of the Put Option as at June 30, 2002 has been reclassified to contributed surplus.

As part of the Recapitalization Plan, the Corporation, on February 15, 2002 settled certain short-term obligations totaling $478 million through the issuance of common shares, as follows:

- 1,457,938,474 common shares were issued in payment of the principal amount of $400 million owing under BCI's convertible unsecured subordinated debentures at a price of $0.27436 per share;
- 271,365,570 common shares were issued to BCE as a result of the conversion of the principal and interest of $78,370,377 owing under a convertible loan to BCI at a price of $0.2888 per share.

(All tabular amounts are in thousands of Canadian dollars)

6. Stated capital (cont'd)

B) STOCK OPTIONS, ON A PRE-SHARE CONSOLIDATION BASIS

At June 30, 2002, 1,304,875 stock options were outstanding of which 840,900 were exercisable. The stock options are exercisable on a one-for-one basis for common shares of the Corporation.

C) LOSS PER SHARE FROM CONTINUING OPERATIONS

The following table sets forth the computation of basic and diluted earnings (loss) per share from continuing operations as if the Share Consolidation described in Note 1, took place as of January 1, 2001:

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
Numerator:				
Net loss from continuing operations	$(468,229)	$(96,013)	$ (534,682)	$ (237,791)
Interest on convertible debentures	-	(6,982)	(3,233)	(13,981)
Net loss from continuing operations applicable to common shares - basic and diluted	$(468,229)	$(102,995)	$ (537,915)	$(251,772)
Denominator:				
Weighted-average number of shares - basic and diluted	40,000	659	30,219	659
Basic and diluted loss per share from continuing operations	$ (11.71)	$ (156.29)	$ (17.80)	$ (382.05)

The Corporation excluded potential common share equivalents from the computation of diluted loss per share from continuing operations computed above, as they were anti-dilutive.

D) EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share operations as if the Share Consolidation described in Note 1, took place as of January 1, 2001:

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
Numerator:				
Net earnings (loss)	$(497,528)	$(102,349)	**$ 108,940**	$ 60,898
Interest on convertible debentures	-	(6,982)	**(3,233)**	(13,981)
Net earnings (loss) applicable to common shares - basic and diluted	(497,528)	(109,331)	**105,707**	46,917
Denominator:				
Weighted-average number of common shares - basic and diluted	40,000	659	**30,219**	659
Basic and diluted earnings per share	$ (12.44)	$ (165.90)	**$ 3.50**	$ 71.19

Potential common share equivalents were excluded from the computation of diluted earnings per share as they were anti-dilutive in the computation of diluted loss per share from continuing operations.

(All tabular amounts are in thousands of Canadian dollars)

7. Commitments and contingencies

a) As part of the Vésper financial restructuring, which was concluded in November 2001, the Corporation has entered into agreements with certain Brazilian banks to guarantee up to US$32,300,000 of Vésper debt (the "Vesper Guarantees"). Twenty five percent of the debt being guaranteed is due in the second quarter of 2004 and the remaining seventy five percent is due in the second quarter of 2005. The amount of the guarantee will be reduced proportionately in the event there is a reduction in the principal amount being guaranteed.

The guarantees can be exercised if;

a) The Vespers default in their the repayment of the principal amount of the loans at maturity or upon early acceleration or;

b) In the event BCI is dissolved or liquidated.

The Plan of Arrangement ultimately will result in the liquidation and dissolution of BCI. Accordingly, the Vesper Guarantees may become payable not only if the Vespers default on their payment obligation, but also if the liquidation or dissolution of BCI occurs before the Vespers discharge their payment obligations. To the extent that BCI pays the Vesper Guarantees, it will become a creditor of the Vespers. The Corporation has not accrued any amount with respect to this contingency.

b) On April 29, 2002, BCI announced that a lawsuit had been filed with the Ontario Superior Court of Justice by certain former holders of BCI's convertible unsecured subordinated debentures. The plaintiffs are seeking the Court's approval to proceed by way of class action on behalf of all holders of the debentures on December 3, 2001. The plaintiffs seek damages from BCI and its directors, BCE and BMO Nesbitt Burns Inc. up to an amount of $250,000,000 plus punitive damages and other amounts totalling $35,000,000 in connection with the settlement, on February 15, 2002, of the debentures through the issuance of common shares, in accordance with BCI's Recapitalization Plan.

BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions to vigorously defend its position.

c) Comcel is currently involved in litigation whereby plaintiffs are claiming damages of approximately US$70 million relating to the provision by Comcel of long-distance services through voice-over internet protocol (VOIP) between December 1998 and September 1999. While Comcel's Colombian counsel believes the damage allegations will be subject to defences on the merits and that substantially all of the claims lack a sufficient evidentiary basis, there can be no assurance that Comcel will be successful in its defence.

BCI has agreed to indemnify Comcel and its affiliates for the initial US$5 million of damages and for any damages Comcel may suffer in excess of US$7.5 million. Comcel is responsible for any damages incurred in excess of US$5 million and up to US$7.5 million.

d) An institutional holder of BCI convertible unsecured subordinated debentures that matured February 15, 2002 has threatened to institute legal proceedings against BCI in connection with the settlement of the debentures through the issuance of common shares under the Recapitalization Plan. It is alleged that such settlement results in inequitable treatment of debenture holders as compared with the holders of common shares.

(All tabular amounts are in thousands of Canadian dollars)

7. Commitments and contingencies (cont'd)

BCI is of the view that the allegations are without merit. In the event that litigation is commenced, BCI intends to take all appropriate actions to vigorously defend its position.

The Corporation is unable to ascertain the ultimate amount of monetary liability or financial impact of this matter and therefore cannot determine whether this threatened legal proceeding has a material adverse impact on the consolidated financial position or results of operations of the Corporation. As of August 13, 2002, the institutional holder had not commenced legal proceedings.

8. Supplementary cash flow information

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Interest paid	$ 72,402	$ 4,814	$ 112,857	$ 26,226
Income taxes paid	$ -	$ -	$ -	$ -

9. Subsequent event

CONTRIBUTED SURPLUS

In connection with the Plan of Arrangement, on July 12, 2002, the shareholders approved a resolution with respect to the reduction of the stated capital of the Corporation to $10 million and the transfer of the amount withdrawn from stated capital to contributed surplus.

TRADING STATISTICS (restated on a consolidated basis)

Price Range of Common Shares

	April 1 - June 30, 2002		
	High	Low	Close
Toronto Stock Exchange	($) 13.791	0.599	1.199
NASDAQ (BCICF)	(US$) 8.995	0.119	0.705

Average Daily Trading Volumes

	April 1 - June 30, 2002
Toronto (BI)	119,016
NASDAQ (BCICF)	51,298

Additional information may be obtained from:

Bell Canada International Inc.
Investor Relations
1000, rue de La Gauchetière Ouest, Bureau 1100
Montréal (Québec) H3B 4Y8

Tel: (514) 392-2323
Fax (514) 392-2303
E-mail: investor.relations@bci.ca

BCI files statistical information which is available to analysts with Canadian securities commissions and the US Securities and Exchange Commission. This information can be found on the BCI Inc. web site, www.bci.ca, and is available from the Corporation upon request.

BCI owns and develops advanced communications companies in markets outside Canada, with a focus on Latin America. A subsidiary of BCE Inc., Canada's largest communications company, BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.

Certain statements made in this report describing BCI's intentions, expectations or predictions are forward-looking and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. For additional information with respect to risk factors relevant to BCI, see the reports on Forms 6-K and 40-F filed by BCI with the United States Securities and Exchange Commission, as well as the Annual Information Form filed with Canadian securities commissions. BCI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.